In connection with the securities offered from the registration statement (File No. 333-141879) by means of this prospectus supplement, a filing fee of $213.44, calculated in accordance with Rules 456(b) and 457(r), has been paid with respect to $3,825,159.80 aggregate offering price of the securities being registered (based on a per common share price of $36.575) estimated solely for purposes of computing the registration fee on the basis of the average of the high and low prices of the common shares as reported on the New York Stock Exchange on May 4, 2009.

Filed pursuant to Rule 424(b)(7)
Registration Statement No.  333-141879

SUPPLEMENT No. 19, dated May 5, 2009 to
Prospectus Supplement, dated April 23, 2007
To Prospectus dated April 4, 2007

HOME PROPERTIES, INC.
  104,584 Shares of Common Stock
_________________________________

This supplement no. 19 supplements and amends supplement no. 18, dated March 4, 2009, supplement no. 17, dated October 17, 2008, supplement no. 16, dated September 3, 2008, supplement no. 15, dated April 9, 2008,  supplement no. 14, dated April 3, 2008,  supplement no. 13, dated March 28, 2008, supplement no. 12, dated February 15, 2008, supplement no. 11, dated January 2, 2008, supplement no. 10, dated December 5, 2007, supplement no. 9, dated November 27, 2007,  supplement no. 8, dated November 15, 2007, supplement no. 7, dated November 8, 2007, supplement no. 6, dated September 21, 2007, supplement no. 5, dated September 5, 2007, supplement no. 4, dated August 29, 2007, supplement no. 3, dated August 3, 2007, supplement no. 2 dated June 22, 2007, supplement no. 1, dated May 10, 2007,  prospectus supplement, dated April 23, 2007, and the Prospectus, dated April 4, 2007, of Home Properties, Inc. (which we refer to collectively as the prospectus).

The prospectus and this supplement no. 19 relate to the sale from time to time by certain selling securities holders of common stock of Home Properties, Inc. (referred to as “Home Properties,” “we” or “us”) which may be issued, at our option, upon exchange of the 4.125% Senior Exchangeable Notes due 2026, issued by our subsidiary Home Properties, L.P. and guaranteed by us. The notes may, under certain circumstances, be exchanged for the lesser of the exchange value and the principal amount of the notes and, at our option, cash or shares of Home Properties’ common stock for the exchange value in excess of the principal amount of the notes. The exchange value will be based on the exchange rate and the then-trading price of the common shares. The initial exchange rate is subject to adjustment in certain circumstances. The number of shares registered under the prospectus and this supplement no. 19 assumes that the initial exchange rate has been adjusted to the maximum provided for under the indenture pursuant to which the notes were issued (16.0901 shares per $1,000).

We will not receive any of the proceeds of any sale of our common stock by any selling securities holder. Our registration of the common stock and issuance of the prospectus and this supplement no. 19 with respect thereto does not necessarily mean that the holders of the notes will exchange them or, if they do exchange them, that the exchange value will exceed the principal amount of the notes; that we will elect to pay any such excess with shares of common stock; or that the selling securities holders will elect to sell any such shares.

This supplement no. 19 supplements information contained in the prospectus. This supplement no. 19 should be read in conjunction with the prospectus, and is qualified by reference to the prospectus. This supplement no. 19 is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto. The prospectus and this supplement no. 19 form a part of a registration statement filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT NO. 19 OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_________________________________

The date of this supplement no. 19 is May 5, 2009

SELLING SECURITIES HOLDERS

The selling securities holders may from time to time offer and sell pursuant to the prospectus and this supplement no. 19 any and all of the shares of our common stock issuable upon exchange of the notes. Our registration of the shares of common stock issuable upon exchange of the notes does not necessarily mean that the holders of the notes will exchange them or, if they do exchange them, that the exchange value will exceed the principal amount of the notes; that we will elect to pay any such excess with shares of common stock; or that the selling securities holders will elect to sell any such shares of common stock they may receive upon an exchange. In connection with the offer and sale of the notes, we agreed to register the shares of common stock for resale by the holders. We will not receive any of the proceeds of any sale of our common stock by any selling securities holder.

The information set forth in the following table is based upon information provided by or on behalf of the named selling securities holders received on or prior to  April 30, 2009, and supplements and amends the table set forth in the prospectus under the heading “Selling Securities Holders.” The information set forth below is subject to the qualifications and limitations set forth in the prospectus, including that selling securities holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information to us in transactions exempt from the registration requirements of the Securities Act of 1933. No notes have been exchanged as of the date of this prospectus supplement. We may determine not to issue shares of common stock in exchange for notes tendered for exchange and, instead, pay the excess, if any, of the exchange price over the principal amount of the exchanged notes in cash. The selling securities holders may offer all, some or none of the common stock issuable upon exchange of the notes.

We have assumed for purposes of the table below that the selling securities holders will exchange all of their notes, that we will issue shares of common stock for the excess of the exchange value over the principal amount of the note, that the exchange value is the maximum provided for under the indenture (16.0901 per $1,000), and that the selling securities holders will sell all of such shares of common stock pursuant to this supplement no. 19 and the prospectus. We have also assumed that any other shares of our common stock beneficially owned by the selling securities holders will continue to be beneficially owned.

To our knowledge, none of the selling securities holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

		Maximum number of
	Number of shares	shares that may	Number of shares
	of common stock	be offered pursuant	of common stock
	beneficially owned	to this	beneficially owned	% of shares
Names and Addresses	prior to the offering	prospectus supplement	after the offering	outstanding(1)

Advent Convertible Master Fund	30,764	30,764	0	*
c/o Advent Capital Management LLC
1065 Avenue of the Americas
New York, NY 10018

HFR CA Opportunity Master Fund	1,415	1,415	0	*
c/o Advent Capital Management LLC
1065 Avenue of the Americas
New York, NY 10018

AVK Fund	43,443	43,443	0	*
c/o Advent Capital Management LLC
1065 Avenue of the Americas
New York, NY 10018

Advent Global Convertible Securities & Income Fund	28,962	28,962	0	*
c/o Advent Capital Management LLC
1065 Avenue of the Americas
New York, NY 10018

*Less than 1%

(1)           The percentage of common stock beneficially owned by each selling securities holder is based on 32,431,304 shares of common stock outstanding as of December 31, 2008.  It is also based on information provided by the selling security holders and assumes issuance of the maximum number of shares issuable upon exchange of the notes.

PLAN OF DISTRIBUTION

Selling securities holders may use this prospectus supplement and the prospectus in connection with resales of the shares of common stock they may receive upon exchange of their 4.125% senior exchangeable notes due 2026.

Selling securities holders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.  The selling securities holders will receive all the proceeds from the sale of the securities.  We will not receive any proceeds from sales by selling securities holders.

The selling securities holders may, from time to time, sell any or all of the shares of our common stock beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents.  The selling securities holders will be responsible for any agent’s commissions.  The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The selling securities holders may use any one or more of the following methods when selling shares:

•	on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	though swaps or other derivatives,

•	in privately negotiated transactions,

•	broker-dealers may agree with the selling securities holders to sell a specified number of such shares at a stipulated price per share,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	through the settlement of short sales,

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.

The selling securities holders may also sell shares under Rule 144 under the Securities Act rather than under this prospectus or any accompanying prospectus supplement.

In addition, the selling securities holders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling securities holders.  The selling securities holders may also sell shares short and deliver the shares to close out such short position.  The selling securities holders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus supplement.

Broker-dealers engaged by the selling securities holders may arrange for other broker-dealers to participate in sales.  If the selling securities holders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securities holders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling securities holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling securities holders will be subject to the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling securities holders and their affiliates.

There can be no assurance that the selling securities holders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus supplement forms a part.